   

50 3/9/05

SECURIT 05036642

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32136

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/04___ AND ENDING ___12/31/04___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Saturn Capital, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Federal Street

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

Boston   MA   02110
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Jeffrey S. McCormick   617-574-3330
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pavento, Ratcliffe, Renzi & Co., LLC
                (Name – if individual, state last, first, middle name)

1000 Franklin Village Drive   Franklin   MA   02038
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 7 2005

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey S. McCormick _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saturn Capital, Inc. _____, as of _____ December 31 _____, 20 04 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ACKNOWLEDGMENT CERTIFICATE

On this _23rd_ day of _February_, 20_05_, before me, the undersigned

notary public, personally appeared _Jeffrey S. McCormick_,
(name of document signer)

proved to me through satisfactory evidence of identification, which were _MA driver license_,

to be the person whose name is signed on the preceding or attached document and acknowledged to

me that (he) (she) signed it voluntarily for its stated purpose.

(as partner for _____, a corporation)

(as _Managing Director_ for _Saturn Capital Inc._, a corporation)

(as attorney in fact for _____, the principal)

(as _____ for _____, (a) (the) _____)

Laura M. Cabral
(official signature and seal of notary)

My Commission Expires _10/22/2010_



PAVENTO, RATCLIFFE, RENZI & CO., LLC

Business Advisors
Certified Public Accountants



To the Board of Directors of
Saturn Capital, Inc.

In planning and performing our audit of the financial statements of Saturn Capital, Inc. (the Company) (a Massachusetts Corporation and wholly–owned subsidiary of Saturn Asset Management, Inc.) for the years ended December 31, 2004 and 2003, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealer and should not be used by anyone other than these specified parties.

Parento, Ratcliff, Ray & Co., LLC

Franklin, Massachusetts
February 1, 2005



SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
TOGETHER WITH INDEPENDENT AUDITORS' REPORT

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2004

Table of Contents



PAVENTO, RATCLIFFE, RENZI & CO., LLC

Business Advisors
Certified Public Accountants

To the Board of Directors and Stockholder of
Saturn Capital, Inc.

Independent Auditors' Report

We have audited the accompanying statements of financial condition of Saturn Capital, Inc. (a Massachusetts corporation and a wholly-owned subsidiary of Saturn Asset Management, Inc.) as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saturn Capital, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pavento, Ratcliff, Renzi & Co., LLC

Franklin, Massachusetts
February 1, 2005

1000 Franklin Village Drive, Suite 209 • Franklin, MA 02038
Tel: 508-553-3091 • Fax: 508-553-3092

SATURN CAPITAL, INC.
(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENTS OF FINANCIAL CONDITION – DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
ASSETS:		
Cash and cash equivalents	$203,921	$220,137
Short-term investments	50,000	50,000
Interest receivable	38	29
Prepaid expenses	10,888	12,808
Total assets	$264,847	$282,974

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
LIABILITIES:		
State income taxes payable	$ 456	$ 456
Other liabilities	933	40
Total liabilities	1,389	496
STOCKHOLDER'S EQUITY:		
Common stock, $1.00 par value:		
Authorized – 300,000 shares		
Issued and outstanding 11,950 shares	11,950	11,950
Capital in excess of par value	305,291	305,291
Retained earnings (deficit)	(53,783)	(34,763)
Total stockholder's equity	263,458	282,478
Total liabilities and stockholder's equity	$264,847	$282,974

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.
(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES:		
Commissions	$ 4,836	$226,918
Interest income	3,393	4,387
Other revenue	94	-
Total revenues	8,323	231,305
OPERATING EXPENSES:		
Management fees	4,020	226,017
Filing fees	14,362	10,569
Legal and accounting fees	7,962	8,594
Other expenses	543	7,954
Total operating expenses	26,887	253,134
Net loss before state income taxes	(18,564)	(21,829)
Provision for state income taxes	456	456
Net loss	$ (19,020)	$ (22,285)

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.
(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balance, December 31, 2001	$11,950	$305,291	$ 1,853	$319,094
Net loss	-	-	(14,331)	(14,331)
Balance, December 31, 2002	11,950	305,291	(12,478)	304,763
Net loss	-	-	(22,285)	(22,285)
Balance, December 31, 2003	11,950	305,291	(34,763)	282,478
Net loss	-	-	(19,020)	(19,020)
Balance, December 31, 2004	$11,950	$305,291	$(53,783)	$263,458

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.
(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (19,020)	$ (22,285)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accrued interest receivable	(9)	28
Prepaid expenses	1,920	(3,070)
Other liabilities	893	-
Net cash used for operations	(16,216)	(25,327)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(16,216)	(25,327)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	220,137	245,464
CASH AND CASH EQUIVALENTS AT END OF YEAR	$203,921	$220,137
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Income taxes	$515	$7,751

The accompanying notes are an integral part of these financial statements.

5

SATURN CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

(1) ORGANIZATION AND DESCRIPTION OF BUSINESS

The company was incorporated in the Commonwealth of Massachusetts on May 2, 1984. Its primary business activity is the sale of direct participation programs and private placement offerings throughout the United States of America. On January 1, 1999 the company became a wholly-owned subsidiary of Saturn Asset Management, Inc. On June 7, 2000 Saturn Asset Management, Inc. became a wholly-owned subsidiary of Saturn Asset Management Trust.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) *Cash Equivalents*

The company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Investments that have a maturity date greater than three months but less than one year are considered short-term investments.

(b) *Credit Risk*

Financial instruments that potentially subject the company to concentration of credit risk consist primarily of temporary cash investments. The company has placed its temporary cash investments with a highly rated financial institution. On occasion, the balances in those accounts may exceed the FDIC insured limit. For the year ended December 31, 2004 and 2003, the company's deposits with this institution exceeded the FDIC insured limit of $100,000 per bank by approximately $153,921 and $170,137, respectively.

(c) *Estimates and Assumptions*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

(d) *Commissions*

The company earns commissions for private placement services. Commissions are recorded upon the closing of a round of financing.

6

SATURN CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

(Continued)

(3)   INCOME TAXES

The company has elected under a provision of the Internal Revenue Code not to be taxed as a corporation. In accordance with this election as an "S" corporation, the taxable income or loss of the company is reported in the federal income tax return of its shareholder.

(4)   NET CAPITAL REQUIREMENTS

The company is subject to Rule 15c3-1 under the Securities and Exchange Act of 1934 (the Exchange Act) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the company had net capital of $252,532 that was $247,532 in excess of its required net capital of $5,000. The company's net capital ratio was .0055 to 1. At December 31, 2003, the company had net capital of $269,641 which was $264,641 in excess of its required net capital of $5,000 and had a net capital ratio of .0018 to 1.

As the company does not carry customer accounts or otherwise execute customer transactions, the company is exempt from the provision of Rule 15c3-3 of the Exchange Act. In the opinion of management the company complied with the exemptive provisions of Rule 15c3-3 for the periods ended December 31, 2004 and 2003.

(5)   RELATED PARTY TRANSACTIONS

The Company acts as a broker dealer for Saturn Management, LLC, an affiliated company. The Company is assessed a management fee by Saturn Management, LLC for allocation of professional time, office space and other general and administrative expenses. For the years ended December 31, 2004 and 2003, Saturn Capital, Inc. paid Saturn Management, LLC management fees of $4,020 and $226,017, respectively.

For the year ended December 31, 2004, $4,020 of the Company's commissions were earned for the private placement of securities for MooBella LLC. The trustee and primary shareholder of Saturn Asset Management Trust, the parent of Saturn Asset Management, Inc., is also a member of the board of directors of MooBella LLC.

7

SATURN CAPITAL, INC.

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2004

SATURN CAPITAL, INC.
(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3 – 1
OF THE SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
NET CAPITAL		
Total stockholder's equity	$263,458	$282,478
Deductions and/or charges:		
A. Non-allowable assets:		
Accrued interest receivable	(38)	(29)
Prepaid expenses	(10,888)	(12,808)
Net capital	$252,532	$269,641
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
State income taxes payable	$ 456	$ 456
Other liabilities	933	40
Total aggregate indebtedness	$ 1,389	$ 496
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital at 1,000%	$252,393	$269,591
Ratio: Aggregate indebtedness to net capital	.0055– 1	.0018– 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II of Form X-17A-5 as of December 31, 2004 and 2003		
Net capital, as reported in company's		
Part IIa (unaudited) FOCUS report	$252,716	$269,641
Net audit adjustments	(184)	-
Net capital per above	$252,532	$269,641